UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

PagBank

Q1 2025

Consolidated Financial Statements

Unaudited Condensed Consolidated Interim Financial Statements

May 13, 2025

EMPÓRIO

Investor Relations
https://investors.pagbank.com/
E-mail: ir@pagbank.com

Media Press
Website: https://xcom.net.br/
E-mail: **pagbank@xcom.net.br**

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for three-month periods ended March 31, 2025 and 2024
Contents
Unaudited condensed consolidated interim financial statements

Unaudited condensed consolidated interim balance sheet	4
Unaudited condensed consolidated interim statements of income	6
Unaudited condensed consolidated interim statements of comprehensive income	7
Unaudited condensed consolidated interim statement of changes in equity	8
Unaudited condensed consolidated interim statement of cash flows	9
Notes to the unaudited consolidated interim financial statements	10

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim balance sheet
(All amounts in thousands of reais)

	Note	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	5	954,123	927,668
Financial investments	6	658,365	487,924
Compulsory reserve	7	4,027,526	4,761,404
Accounts receivable	8	54,014,589	57,628,538
Receivables from related parties	10	10,865	9,082
Derivative financial instruments	28	809	58,470
Inventories		869	1,642
Recoverable taxes	9	545,476	551,722
Other receivables		214,093	194,465
Total current assets		60,426,715	64,620,915

Non-current assets
Accounts receivable	8	2,277,361	2,174,735
Receivables from related parties	10	20,942	22,767
Recoverable taxes	9	497,631	318,197
Judicial deposits		81,035	79,591
Deferred income tax and social contribution	21	85,104	95,872
Other receivables		92,506	89,902
Property and equipment	11	2,659,204	2,572,336
Intangible assets	12	2,997,349	2,926,302
Total non-current assets		8,711,132	8,279,702

Total assets		69,137,847	72,900,617

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statement
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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim balance sheet
(All amounts in thousands of reais)

	Note	March 31, 2025	December 31, 2024
Liabilities and equity

Current liabilities
Payables to third parties	13	10,248,555	11,557,648
Checking accounts	15	10,314,392	12,030,573
Obligations to FIDC quota holders	14	139,001	134,375
Banking issuances	16	12,955,850	12,677,098
Borrowings	20	4,370,495	4,521,503
Derivative financial instruments	28	109,791	69,969
Trade payables		559,658	663,229
Payables to related parties	10	81,095	116,383
Salaries and social security charges	17	261,929	402,643
Taxes and contributions	18	289,424	280,762
Provision for contingencies	19	72,803	43,820
Deferred revenue		118,892	128,849
Other liabilities		125,131	117,630
Total current liabilities		39,647,016	42,744,482

Non-current liabilities
Payables to third parties	13	86,024	84,570
Obligations to FIDC quota holders	14	1,049,410	1,017,009
Banking issuances	16	10,611,975	11,412,136
Payables to related parties	10	978,430	1,014,863
Deferred income tax and social contribution	21	1,673,660	1,790,362
Provision for contingencies	19	58,728	71,140
Deferred revenue		14,332	16,579
Other liabilities		75,424	81,104
Total non-current liabilities		14,547,983	15,487,763

Total liabilities		54,194,999	58,232,245

Equity
Share capital	22	26	26
Treasury shares	22	(1,436,144)	(1,367,677)
Capital reserve	22	6,003,291	6,133,863
Retained earnings	22	10,532,536	10,007,444
Equity valuation adjustments	22	(22,372)	(22,372)
Other comprehensive income	22	(134,489)	(82,912)
Total equity		14,942,848	14,668,372

Total liabilities and equity		69,137,847	72,900,617

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statement
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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statements of income
For the three-month periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

		Three-month periods ended March 31,
	Note	2025	2024

Revenue from transaction activities and other services	24	2,013,922	2,369,350
Financial income	24	2,697,294	1,831,996
Other financial income	24	138,940	105,079
Total revenue and income		4,850,156	4,306,425

Cost of sales and services	25	(2,360,174)	(2,170,702)
Selling expenses	25	(423,105)	(437,427)
Administrative expenses	25	(242,948)	(230,616)
Financial costs	25	(1,177,823)	(827,133)
Other income (expenses), net	25	(66,198)	(68,179)
Profit before income taxes		579,908	572,368

Current income tax and social contribution	21	(134,832)	(23,325)
Deferred income tax and social contribution	21	80,016	(66,496)
Income tax and social contribution		(54,816)	(89,821)

Net income for the period		525,092	482,547

Basic earnings per common share - R$	23	1.7297	1.5225
Diluted earnings per common share - R$	23	1.7184	1.5024

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statement
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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statements of comprehensive income
(All amounts in thousands of reais)

		Three-month periods ended March 31,
	Note	2025	2024

Net income for the period		525,092	482,547
Other comprehensive income that may be reclassified to the statement of income in subsequent periods:
Currency translation adjustment	22	(605)	(6)
Gain (loss) on financial assets designated at fair value through OCI	22	(72,828)	10
Loss on derivative financial instruments through OCI	22	(4,401)	(980)
Income tax and social contribution	22	26,258	330
Other comprehensive income for the period		473,516	481,902

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statement
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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of changes in equity
As of December 31, 2024 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total equity

On December 31, 2023		26	(760,317)	5,828,754	303,991	7,891,076	(22,372)	(474)	13,240,684

Net income for the period	22	—	—	—	—	482,547	—	—	482,547
Currency translation adjustment	22	—	—	—	—	—	—	(6)	(6)
Gain on financial assets through OCI	22	—	—	—	—	—	—	7	7
Loss on derivative financial instruments through OCI	22	—	—	—	—	—	—	(647)	(647)
Share based long term incentive plan (LTIP)	22	—	—	—	46,768	—	—	—	46,768
(LTIP) of treasury shares	22	—	177,099	—	(177,099)	—	—	—	—

On March 31, 2024		26	(583,218)	5,828,754	173,660	8,373,623	(22,372)	(1,120)	13,769,353

Net income for the period	22	—	—	—	—	1,633,821	—	—	1,633,821
Currency translation adjustment	22	—	—	—	—	—	—	773	773
Loss on financial assets through OCI	22	—	—	—	—	—	—	(85,479)	(85,479)
Gain on derivative financial instruments through OCI	22	—	—	—	—	—	—	2,912	2,912
Bookkeeping costs (FIDM)	22	—	—	(475)	—	—	—	—	(475)
Share based long term incentive plan (LTIP)	22	—	—	—	131,925	—	—	—	131,925
Acquisition of treasury shares	22	—	(784,459)	—	—	—	—	—	(784,459)
(LTIP) of treasury shares	22	—	—	—	—	—	—	—	—

On December 31, 2024		26	(1,367,677)	5,828,279	305,585	10,007,444	(22,372)	(82,913)	14,668,372

Net income for the period	22	—	—	—	—	525,092	—	—	525,092
Currency translation adjustment	22	—	—	—	—	—	—	(605)	(605)
Loss on financial assets through OCI	22	—	—	—	—	—	—	(48,066)	(48,066)
Loss on derivative financial instruments through OCI	22	—	—	—	—	—	—	(2,905)	(2,905)
Bookkeeping costs (FIDM)	22	—	—	(559)	—	—	—	—	(559)
Share based long term incentive plan (LTIP)	22	—	—	—	29,789	—	—	—	29,789
Acquisition of treasury shares	22	—	(228,270)	—	—	—	—	—	(228,270)
(LTIP) of treasury shares	22	—	159,803	—	(159,803)	—	—	—	—
		—	—	—	—	—	—	—
On March 31, 2025		26	(1,436,144)	5,827,720	175,572	10,532,536	(22,372)	(134,489)	14,942,848

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statement
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PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of cash flows
For the three-month periods ended March 31, 2025 and 2024
(All amounts in thousands of reais)

		Three-month periods ended March 31,
	Note	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		579,907	572,369
Expenses (revenues) not affecting cash:
Depreciation and amortization	25	439,008	371,514
Total losses	25	83,451	102,737
Accrual of provision for contingencies		21,962	14,234
Share based long term incentive plan (LTIP)	22	29,789	46,767
Loss on disposal of property, equipment, intangible and investment assets		39,205	45,625
Derivative financial instruments, net		35,492	(6,011)
Interest accrued		342,873	297,636
Other (income) cost, net		(1,255)	(330)

Changes in operating assets and liabilities
Accounts receivable		2,168,968	(2,447,742)
Compulsory reserves		862,400	93,558
Inventories		—	6,304
Recoverable taxes		(84,956)	2,972
Other receivables		(18,979)	(3,736)
Deferred revenue		(12,204)	4,465
Other liabilities		(1,860)	8,520
Payables to third parties		(1,308,952)	(87,899)
Checking accounts		(1,923,411)	(699,946)
Trade payables		(102,962)	12,735
Receivables from (payables to) related parties		(103,574)	(90,639)
Banking issuances		(204,987)	3,750,676
Salaries and social charges		(140,714)	(112,908)
Taxes and contributions		(105,734)	22,952
Provision for contingencies		(8,183)	(7,988)
		585,284	1,895,866

Income tax and social contribution paid		(69,153)	(14,816)
Interest income received (paid)		700,107	547,562

NET CASH PROVIDED BY OPERATING ACTIVITIES		1,216,238	2,428,612

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment	11	(342,171)	(294,819)
Purchases and development of intangible assets	12	(306,421)	(263,512)
Redemption (Acquisition) of financial investments		(153,006)	(1,085,096)

NET CASH USED IN INVESTING ACTIVITIES		(801,598)	(1,643,427)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings	20	3,748,000	898,160
Payment of borrowings	20	(3,902,982)	(195,609)
Acquisition of treasury shares	22	(228,270)	—
Payment of leases	11	(4,933)	(4,409)
Derivative financial instruments, net		—	(16,028)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(388,185)	682,114

INCREASE IN CASH AND CASH EQUIVALENTS		26,455	1,467,299
Cash and cash equivalents at the beginning of the period	5	927,668	2,899,060
Cash and cash equivalents at the end of the period	5	954,123	4,366,359

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statement
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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

1.General information
PagSeguro Digital Ltd., (“PagSeguro Digital” or the “Company”), is a holding company with its principal executive office located in Cayman Islands, subsidiary of Universo Online S.A. (“UOL”), referred to, together with its subsidiaries, as the “PagSeguro Group” or the “Group”, and was incorporated on July 19, 2017. A total of 99.99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on December 20, 2006, and engages in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMBs”).
In June 2024, PagSeguro Digital acquired 5% of Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”) shares from its subsidiary PagSeguro Brazil, which together with the 15% of FIDC shares previously acquired resulted in PagSeguro Digital owning 20% of the share capital of the fund.
On June 28, 2024, PagSeguro Group constituted an investment fund as a subsidiary of PagSeguro Brazil called Fundo de Investimento em Direitos Creditórios – Pagbank Multiadquirencia (“FIDM”). The objective of this fund is to anticipate third-party assignments in accordance with market operations.
In January and February, 2025, the subsidiaries Yamí and Zygo was incorporated by Pag Participações.
The subsidiaries of PagSeguro Digital are PagSeguro Brazil, PagSeg Participações Ltda. (“PagSeg”), BS Holding Financeira Ltda. (“BS Holding”), Pag Participações Ltda (“Pag Participações”) and PagSeguro Holding Ltd. (“PSHC”). The PagSeguro Group subsidiaries are as follows:
•PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), FIDC, Wirecard Brazil Instituição de Pagamento S.A. (“MOIP”), Concil Inteligência em Conciliação S.A. (“Concil”), NETPOS Serviços de Informática LTDA (“NetPos”) and FIDM.
•PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), PagSeguro Tecnologia Ltda. (“PagSeguro Tecnologia”), BCPS Online Services Lda. (“BCPS”), CDS Serviços Financeiros Ltda, (“CDS”), PagSeguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) and PagBank Participações Ltda. (“Pag Participações”).
•Pag Participações subsidiary is Tilix Digital Ltda. (“TILIX”).
•BS Holding subsidiaries are BancoSeguro S.A. (“BancoSeguro”) and PagInvest CTVM Ltda. (“PagInvest”).
•PSHC subsidiaries are PagSeguro Chile SPA (“PagSeguro Chile”), PagSeguro Colombia S.A.S (“PagSeguro Colombia), PSGP México S.A de C.V. (“PSGP Mexico”) and PagSeguro Peru S.A.C. (“PagSeguro Peru”).
These unaudited condensed consolidated interim financial statements include PagSeguro Brazil, PagSeg, Pag Participações, BS Holding, PSHC and corresponding subsidiaries.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the unaudited condensed consolidated interim financial statements and material accounting policies
2.1.    Basis of preparation of the condensed consolidated interim financial information
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB®”) and the International Financial Reporting Standards (“IFRS®”), disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated interim financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.
These unaudited condensed consolidated interim financial statements as of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024 (“Interim Financial Statements”) were authorized for issuance by the PagSeguro Digital’s Board of Directors on May 9, 2025.
An entity shall include in its interim financial report an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the entity since the end of the last annual reporting period. Information disclosed in relation to those events and transactions shall update the relevant information presented in the most recent annual financial report.
These Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024 (the “Annual Financial Statements”).
The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended IFRS Accounting Standards as set out below.
2.2.    New accounting standards adopted in 2025
The Pagseguro Group has applied the following amendments for the first time from January 1, 2025:
–Amendment to IAS 21 “Lack of Exchangeability”: issued in August 2023, with the objective of clarifying entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. The amendments to IAS 21 are effective as of January 1, 2025. The implementation did not have impacts in the financial results.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

3.Consolidation of subsidiaries

As of March 31, 2025
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

Pagseguro Brazil	68,076,234	58,059,329	10,016,905	183,735	99.99	Direct
BS Holding	944,535	68	944,467	9,722	100.00	Direct
Pagseg Participações	2,466,306	870	2,465,436	71,769	99.99	Direct
Pagseguro Holding	10,268	2,902	7,366	341	99.99	Direct
Pag Participações	447,217	3,633	443,584	8,707	99.99	Indirect
Paginvest Corretora	18,135	2,249	15,886	(957)	99.99	Indirect
Net+Phone	667,775	89,798	577,977	40,427	99.99	Indirect
PagSeguro Tecnologia	897,342	156,787	740,555	9,863	99.99	Indirect
BCPS	2,316	334	1,982	(697)	100.00	Indirect
BSEC	1,293,434	1,190,476	102,958	16,877	99.99	Indirect
Biva Serviços	480,571	8,530	472,041	9,127	99.99	Indirect
FIDC	5,925,369	1,673,982	4,251,387	1,539,155	100.00	Indirect
FIDM	46,230	3,678	42,552	1,298	100.00	Indirect
TILIX	55,405	914	54,491	1,289	99.99	Indirect
BancoSeguro	41,651,803	40,745,948	905,855	10,531	100.00	Indirect
CDS	231,025	1,752	229,273	4,342	99.99	Indirect
MOIP	740,038	38,552	701,486	12,375	100.00	Indirect
Concil	354,244	3,527	350,717	7,548	100.00	Indirect
Netpos	8,405	2,940	5,465	561	100.00	Indirect
Pagseguro Chile	11,138	6,188	4,950	102	100.00	Indirect
Pagseguro Colombia	5,772	6,194	(422)	(609)	100.00	Indirect
PSGP México	2,389	4,541	(2,152)	(66)	100.00	Indirect
Pagseguro Peru	9,650	6,767	2,883	906	100.00	Indirect

As of December 31, 2024 (except for net income, that is presented to three-month period ended March 31, 2024)
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

Pagseguro Brazil	70,372,095	60,488,640	9,883,455	314,293	99.99	Direct
BS Holding	934,868	186	934,682	(4,792)	100.00	Direct
Pagseg Participações	2,394,423	870	2,393,553	57,036	99.99	Direct
Pagseguro Holding	10,060	2,226	7,834	(1,583)	99.99	Direct
Pag Participações	457,670	22,793	434,877	6,274	99.99	Indirect
Paginvest Corretora	17,625	782	16,843	260	99.99	Indirect
Net+Phone	653,617	116,066	537,551	28,421	99.99	Indirect
PagSeguro Tecnologia	2,179,351	1,448,659	730,692	15,004	99.99	Indirect
BCPS	2,992	427	2,565	1,100	99.99	Indirect
BSEC	1,260,807	1,174,727	86,080	8,489	99.99	Indirect
Biva Serviços	472,218	9,305	462,913	2,614	99.99	Indirect
FIDC	6,589,019	1,630,197	4,958,822	807,897	100.00	Indirect
FIDM	19,088	834	18,254	—	99.99	Indirect
TILIX	54,734	1,532	53,202	1,072	100.00	Indirect
BancoSeguro	43,106,305	42,211,043	895,262	(5,107)	99.99	Indirect
Yamí	142,865	247	142,618	1,703	99.99	Indirect
CDS	230,198	5,267	224,931	3,627	99.99	Indirect
ZYGO	228,606	267	228,339	3,621	100.00	Indirect
MOIP	725,791	36,681	689,110	10,774	100.00	Indirect
Concil	346,202	3,033	343,169	7,278	100.00	Indirect
Netpos	7,443	2,539	4,904	(164)	100.00	Indirect
Pagseguro Chile	20,023	15,299	4,724	(692)	100.00	Indirect
Pagseguro Colombia	11,433	11,245	188	(54)	100.00	Indirect
PSGP México	2,320	4,183	(1,863)	(745)	100.00	Indirect
Pagseguro Peru	11,915	9,210	2,705	(92)	100.00	Indirect
The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2024.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

4. Segment reporting
Operating segments are determined based on the information reported and reviewed by the chief operating decision maker (“CODM”). The Board of Directors has been identified as the CODM and is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments, and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
Main companies of PagSeguro Group are domiciled in Brazil and have revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The revenue from international market represents 0.7% for the three-months periods ended March 31, 2025 (0.6% for the three-months periods ended March 31, 2024).

5. Cash and cash equivalents

	March 31, 2025	December 31, 2024

Short-term bank deposits	528,234	510,975
Short-term investment	425,889	416,693
	954,123	927,668
Cash and Cash Equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with immaterial risk of change in value.
Short-term bank deposits are mainly represented by amounts to cover instant payments (PIX), cash on ATMs and client payments.
Short-term investments are mainly represented by deposits with banks with highly liquid investments with original maturities of three-months or less, with an average return of 100% of the CDI (14.15% per year as of March 31, 2025, and 12.15% per year as of December 31, 2024).

6.Financial investments
Consists mainly of investments in Brazilian Treasury Bonds (“LFTs”) and financial letters in the amount of R$658,365 as of March 31, 2025 (R$487,294 as of December 31, 2024) with an average return of 100% of the CDI (14.15% per year as of March 31, 2025 and 12.15% per year as of December 31, 2024), with original maturities greater than three-months, but not related to any compulsory reserve. The LFTs were classified as fair value through other comprehensive income and financial letters as amortized cost. Unrealized accumulated OCI effects on LFTs for the three-months periods ended in March 31, 2025 and 2024 as disclosed on note 22.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

7.Compulsory reserve
Consists in investments to comply with requirements for authorized payments institutions and to support the operations for financial institutions as set forth by the Brazilian Central Bank in the amount of R$4,027,526 as of March 31, 2025 (R$4,761,404 in December 31, 2024) with an average return of 100% of the CDI (14.15% per year as of March 31, 2025 and 12.15% per year as of December 31, 2024). The LFTs were classified as fair value through other comprehensive income and compulsory reserve as amortized cost. Unrealized accumulated OCI effects on LFTs for the three-months periods ended in March 31, 2025 and 2024 as disclosed on note 22.

8.Accounts receivable
The composition of the accounts receivables are as follows:

	March 31, 2025	December 31, 2024

Card issuers and acquirers – amortized cost (i)	50,030,868	54,699,240
Card issuers and acquirers – FVOCI (i)	2,776,475	1,819,020
Other accounts receivable (ii)	117,320	132,220
Total card issuers, acquirers and others	52,924,663	56,650,480

Payroll loans, net (iii)	2,673,224	2,480,074
Credit card receivables, net (iii)	653,585	660,113
Other loans, net (iii)	40,478	12,606
Total credit receivables	3,367,287	3,152,793

Total accounts receivable	56,291,950	59,803,273
Current	54,014,589	57,628,538
Non–current	2,277,361	2,174,735
(i) Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable is with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment. Acquirers refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. The Group has identified certain receivables from Card Issuers and Acquirers which are managed separately. The Group assessed that the appropriate business model of some Card Issuers and Acquirers originated after September of 2024 which is held by the Group as part of liquidity management is held to collect and sell and measured at FVOCI. Therefore, part of receivables, in the amount of R$2,776,475 (R$1,819,020 in December 31, 2024), changed from amortized cost to fair value through other comprehensive income. Unrealized loss in the accounts receivable mark-to-market, net of taxes, in the three-months ended March 31, 2025, totaled R$47,920 (R$0 in the three-months ended March 31, 2024).
(ii) Refers to other dispersed receivables from legal obligors.
(iii) Payroll Loans, Credit Cards receivables and Other Loans are presented net of the ECL (“expected credit losses”) and are measured according to the IFRS 9, using: Exposure at Default (EAD) related to the exposed credit risk at default; Probability of Default (PD) related to the probability of the counterparty not meeting its contractual payment obligations; and Loss Given Default (LGD) related to the percentage of the exposure that is not expected to be recovered in the event of default. In addition to the methodology for calculating the allowance for impairment (EAD x PD x LGD). The Group takes into consideration the forward-looking information and assumptions such as the historical loss experienced at individual transactions level, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
8.Accounts receivable (continued)
The maturity analysis of accounts receivables are as follows:

	March 31, 2025	December 31, 2024

Past due	277,077	272,294
Due within 30 days	19,186,529	21,753,323
Due within 31 to 120 days	21,231,906	22,136,842
Due within 121 to 180 days	6,568,785	6,617,991
Due within 181 to 365 days	7,034,045	7,132,708
Due after 365 days	2,277,361	2,174,735
Expected credit losses	(283,753)	(284,620)
	56,291,950	59,803,273
The maturity analysis of credit receivables as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025
	Payroll loans	Credit card receivables	Other loans	Total

Past due	27,816	132,582	116,679	277,077
Due within 30 days	77,997	285,336	4,039	367,372
Due within 31 to 120 days	247,319	174,090	15,993	437,402
Due within 121 to 180 days	155,690	112,017	7,867	275,574
Due within 181 to 360 days	405,192	60,409	12,802	478,402
Due after 360 days	1,802,686	4,500	8,026	1,815,212
	2,716,700	768,934	165,406	3,651,040
Expected credit losses	(43,476)	(115,348)	(124,929)	(283,753)
Receivables net of ECL	2,673,224	653,586	40,478	3,367,287

	December 31, 2024
	Payroll loans	Credit card receivables	Other loans	Total

Past due	21,530	126,769	123,995	272,294
Due within 30 days	71,676	300,225	1,025	372,926
Due within 31 to 120 days	226,039	178,304	3,221	407,564
Due within 121 to 180 days	140,796	108,802	1,219	250,817
Due within 181 to 360 days	377,272	60,163	4,808	442,243
Due after 360 days	1,678,835	3,733	9,002	1,691,570
	2,516,148	777,996	143,270	3,437,414
Expected credit losses	(36,074)	(117,883)	(130,663)	(284,620)
Receivables net of ECL	2,480,074	660,113	12,607	3,152,794

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
8.Accounts receivable (continued)
For the credit receivables, the weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating that allows the grouping of customers with similar credit risks and classification into one of the following stages as suggested by IFRS9:

	March 31, 2025
	Credit amount	Exposure off balance credit limits not used	Expected credit losses

Payroll loans
Stage 1	2,676,103	—	(9,144)
Stage 2	6,669	—	(649)
Stage 3	33,928	—	(33,683)
Credit card receivables
Stage 1	624,365	1,287,951	(16,459)
Stage 2	50,273	18,649	(12,512)
Stage 3	94,295	1,567	(86,378)
Other loans
Stage 1	45,211	—	(6,117)
Stage 2	73	—	(33)
Stage 3	120,123	—	(118,778)
Total	3,651,040	1,308,167	(283,753)

	December 31, 2024
	Credit amount	Exposure off balance credit limits not used	Expected credit losses

Payroll loans
Stage 1	2,480,231	—	(8,564)
Stage 2	9,044	—	(887)
Stage 3	26,873	—	(26,623)
Credit card receivables
Stage 1	638,249	1,222,409	(17,595)
Stage 2	40,297	25,017	(9,127)
Stage 3	99,450	1,021	(91,161)
Other loans
Stage 1	17,415	—	(5,235)
Stage 2	22	—	(17)
Stage 3	125,833	—	(125,411)
Total	3,437,414	1,248,447	(284,620)

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
8.Accounts receivable (continued)

The reconciliation of credit portfolio operations segregated by stages:

Stage 1	December 31, 2024	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	Additions/Reversals	March 31, 2025

Payroll loans	2,480,231	(9,516)	(67)	439	298	—	204,718	2,676,103
Credit card receivables	638,249	(75,114)	—	29,767	92	—	31,371	624,365
Other loans	17,415	(51)	—	—	—	—	27,847	45,211
	3,135,896	(84,681)	(67)	30,206	390		263,936	3,345,679

Stage 2	December 31, 2024	Transfer from stage 1	Transfer to stage 3	Cure to stage 1	Cure from stage 3	Write-off	Additions/Reversals	March 31, 2025

Payroll loans	9,044	9,516	(11,429)	(439)	7	—	(30)	6,669
Credit card receivables	40,297	75,114	(17,480)	(29,767)	—	—	(17,891)	50,273
Other loans	22	51	—	—	—	—	—	73
	49,364	84,681	(28,909)	(30,206)	7		(17,921)	57,015

Stage 3	December 31, 2024	Transfer from stage 1	Transfer from stage 2	Cure to stage 1	Cure to stage 2	Write-off	Additions/Reversals	March 31, 2025

Payroll loans	26,873	67	11,429	(298)	(7)	(4,005)	(131)	33,928
Credit card receivables	99,450	—	17,480	(92)	—	(12,516)	(10,027)	94,295
Other loans	125,833	—	—	—	—	(5,409)	(301)	120,123
	252,155	67	28,909	(390)	(7)	(21,930)	(10,459)	248,346
The reconciliation of expected credit losses of credit portfolio receivables segregated by stages:

Stage 1	December 31, 2024	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	Additions/Reversals	March 31, 2025

Payroll loans	(8,564)	823	3	(34)	(298)	—	(1,074)	(9,144)
Credit card receivables	(17,595)	3,950	—	(2,557)	(68)	—	(189)	(16,459)
Other loans	(5,235)	4	—	—	—	—	(888)	(6,117)
	(31,394)	4,777	3	(2,591)	(366)	—	(2,151)	(31,720)

Stage 2	December 31, 2024	Transfer from stage 1	Transfer to stage 3	Cure to stage 1	Cure from stage 3	Write-off	Additions/Reversals	March 31, 2025

Payroll loans	(887)	(823)	1,122	34	(7)	—	(88)	(649)
Credit card receivables	(9,127)	(3,950)	10,132	2,557	—	—	(12,123)	(12,511)
Other loans	(18)	(4)	—	—	—	—	(12)	(34)
	(10,032)	(4,777)	11,254	2,591	(7)	—	(12,223)	(13,194)

Stage 3	December 31, 2024	Transfer from stage 1	Transfer from stage 2	Cure to stage 1	Cure to stage 2	Write-off	Additions/Reversals	March 31, 2025

Payroll loans	(26,623)	(3)	(1,122)	298	7	4,005	(10,245)	(33,683)
Credit card receivables	(91,161)	—	(10,132)	68	—	12,516	2,331	(86,378)
Other loans	(125,411)	—	—	—	—	5,409	1,223	(118,779)
	(243,195)	(3)	(11,254)	366	7	21,930	(6,691)	(238,840)

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
8.Accounts receivable (continued)
The movement in the allowance for expected credit losses of credit receivables is as follows:

Expected credit losses	Payroll loans	Credit card receivables	Other loans	Total

December 31, 2023	(38,259)	(185,404)	(361,780)	(585,443)
Additions	(31,221)	(163,887)	(39,147)	(234,255)
Reversals	5,240	92,903	25,831	123,974
Write-Off (i)	28,166	138,505	244,431	411,102
December 31, 2024	(36,075)	(117,883)	(130,662)	(284,620)
Additions	(17,675)	(18,139)	(1,864)	(37,678)
Reversals	6,269	8,158	2,188	16,615
Write-Off (i)	4,005	12,516	5,409	21,930
March 31, 2025	(43,476)	(115,348)	(124,929)	(283,753)
(i)Based on the PagSeguro credit risk classification model, which assesses the risk of insolvency and default of counterparties related to credit receivables, for the three-months period ended March 31, 2025, the PagSeguro Group carried out a partial write-off of credit receivables, for cases in which the Group does not expect to receive these amounts. The credit card receivables were written-off in the amount of R$12,516 (R$138,505 in December 31, 2024), other loans were written-off in the amount R$5,409 (R$244,432 in December 31, 2024) and payroll loans were written-off in the amount R$4,005 (R$28,165 in December 31, 2024) against the related provision for ECL recognized in previous periods.

9. Recoverable taxes

	March 31, 2025	December 31, 2024

Income tax and social contribution (i)	962,383	788,901
Social integration program (ii)	74,497	74,452
Other	6,227	6,566
	1,043,107	869,919

Current	545,476	551,722
Non-current	497,631	318,197
(i)Refers mainly to withholding taxes from income tax and social contribution.
(ii)Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services.

10.Related-party balances and transactions
i)Balances and transactions with related parties

	March 31, 2025		December 31, 2024
	Receivables	Payables	Receivables	Payables

Banking issuances (a)
Universo Online S.A.	—	233,404	—	168,117
UOL Cursos Tec. Ed. Ltda.	—	232,223	—	206,811
Ingresso.com Ltda	—	69,704	—	69,419
Everymind Cons.Sist. LTDA	—	1,605	—	1,557
OFL Participações S.A.	—	446,978	—	615,057
	—	983,914	—	1,060,961
Other transactions and services
Universo Online S.A. - sales of services (b)	—	25,793	—	18,693
Compasso. UOL Tecnologia - sales of services (b)	—	3,307	—	2,648
Compasso.UOL Informática Ltda..- sales of services (b)	—	14,788	—	17,982
Invillia Desenvolvimento de produtos Digitais Ltda - sales of services (b)	—	12,907	—	13,909
EDGE.UOL Tecnologia Ltda. - sales of services (b)	—	19	—	18
Everymind Cons.Sist. LTDA	—	542	—	998
Universo Online S.A. - shared service costs (c)	—	11,366	—	9,853
Digital Services UOL S.A. - borrowing (d)	31,807	—	31,849	—
Others	—	6,889	—	6,184
	31,807	75,611	31,849	70,285

Current	10,865	81,095	9,082	116,383
Non-current	20,942	978,430	22,767	1,014,863

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
10. Related-party balances and transactions (continued)
(a)Certificate of Deposits (CD) acquired by related parties from BancoSeguro with interest rate between 103% to 106% (104% to 106% on December 31, 2024) per year of CDI. The maturity analysis is as follows:

	March 31, 2025	December 31, 2024

Due within 181 to 360 days	5,484	46,098
Due to more than 360 days	978,430	1,014,863
	983,914	1,060,961
(b)Sales of services refer mainly to the purchase of advertising services from UOL, colocation, development of software and cloud services acquired from other entities within the Uol Group.
(c)Shared services costs mainly related to payroll costs that are incurred by the parent Group UOL and are charged to PagSeguro Group.
(d)This receivable refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.
ii)Revenue and expense from transactions with related parties

	Three-month ended March 31,
	2025		2024
	Revenue	Expense	Revenue	Expense

Banking issuances (a)
Universo Online S.A.	—	6,076	—	4,340
UOL Cursos Tec. Ed. Ltda.	—	6,563	—	2,748
Web Jump Desing em Informática Ltda	—	—	—	193
Ingresso.com Ltda	—	2,105	—	792
OFL Participações S.A.	—	17,136	—	—
Everymind - Deposits	—	16	—	—
Invillia Desenvolvimento de produtos Digitais Ltda	—	—	—	1,043
	—	31,896	—	9,116
Other transactions and services
Universo Online S.A. - sales of services (b)	983	39,091	783	21,957
Compasso Tecnologia Ltda. - sales of services (b)	—	1,560	—	1,109
Compasso UOL S.A.- sales of services (b)	—	44,118	—	38,123
Invillia Desenvolvimento de produtos Digitais Ltda - sales of services (b)	—	57	—	475
EDGE.UOL Tecnologia Ltda. - sales of services (b)	—	28	—	556
Universo Online S.A. - shared service costs (c)	—	30,741	—	29,959
Digital Services UOL S.A. - borrowing (d)	1,005	—	1,026	—
Others	274	1,576	244	1,897
	2,262	117,171	2,053	94,076
(a)Expenses are related to Certificate of Deposits (CD) from BancoSeguro.
(b)Sales of services are related to advertising services from UOL, revenue is related to intermediation fee and expenses related to colocation and cloud services, acquired from other entities within the Uol Group.
(c)Shared services costs mainly related to payroll costs sharing that are incurred by the parent Group UOL and are charged to PagSeguro Group. Such costs are included in administrative expenses.
(d)Revenue refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
10. Related-party balances and transactions (continued)
iii)Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers for the three-months periods ended March 31, 2025 amounted to R$11,818 (R$14,016 for the three-months periods ended March 31, 2024).

11.Property and equipment
a)Property and equipment are composed as follows:

	March 31, 2025
	Cost	Accumulated depreciation	Net

Data processing equipment	262,294	(116,253)	146,041
Machinery and equipment (i)	4,524,717	(2,124,473)	2,400,244
Buildings leasing (ii)	169,805	(84,324)	85,481
Other	62,251	(34,813)	27,438
Total	5,019,067	(2,359,863)	2,659,204

	December 31, 2024
	Cost	Accumulated depreciation	Net

Data processing equipment	262,572	(110,100)	152,472
Machinery and equipment (i)	4,295,698	(1,990,778)	2,304,920
Buildings leasing (ii)	163,003	(79,415)	83,588
Other	62,214	(30,858)	31,356
Total	4,783,487	(2,211,151)	2,572,336

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
11. Property and equipment (continued)
b)The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings leasing (ii)	Other	Total

On December 31, 2023
Cost	244,452	3,658,969	154,343	47,540	4,105,304
Accumulated depreciation	(90,976)	(1,482,900)	(60,812)	(19,605)	(1,654,293)
Net book value	153,476	2,176,069	93,531	27,935	2,451,011

On December 31, 2024
Opening balance
Cost	18,120	636,729	8,660	14,674	678,183
Purchases	21,774	1,087,743	8,660	22,361	1,140,538
Disposals/Provisions (iii)	(3,654)	(451,014)	—	(7,687)	(462,355)
Depreciation	(19,124)	(507,878)	(18,603)	(11,253)	(556,858)
Depreciation	(22,651)	(780,291)	(18,603)	(16,829)	(838,374)
Disposals	3,527	272,413	—	5,576	281,516
Net book value	152,472	2,304,920	83,588	31,356	2,572,336

On December 31, 2024
Cost	262,572	4,295,698	163,003	62,214	4,783,487
Accumulated depreciation	(110,100)	(1,990,778)	(79,415)	(30,858)	(2,211,151)
Net book value	152,472	2,304,920	83,588	31,356	2,572,336

On March 31, 2025
Cost	(278)	229,019	6,802	37	235,580
Purchases	57	341,570	6,802	544	348,973
Disposals/Provisions (iii)	(335)	(112,551)	—	(507)	(113,393)
Depreciation	(6,153)	(133,695)	(4,909)	(3,955)	(148,712)
Depreciation	(6,470)	(208,522)	(4,909)	(4,165)	(224,066)
Disposals	317	74,827	—	210	75,354
Net book value	146,041	2,400,244	85,481	27,438	2,659,204

On March 31, 2025
Cost	262,294	4,524,717	169,805	62,251	5,019,067
Accumulated depreciation	(116,253)	(2,124,473)	(84,324)	(34,813)	(2,359,863)
Net book value	146,041	2,400,244	85,481	27,438	2,659,204
(i)Net book value of POS devices is R$2,350,500 (R$2,254,758 as of December 31, 2024), which are depreciated over 5 years. The depreciation of POS in the three-months period ended March 31, 2025, amounted to R$206,560 (R$180,101 in the three-months period ended March 31, 2024). On March 31, 2025, PagSeguro have contractual obligations to acquire POS devices in the amount of R$326,987 (R$417,064 as of December 31, 2024).
(ii)As of March 31, 2025, PagSeguro had a lease liability presented in other current liabilities in the amount of R$18,900 (R$15,506 as of December 31, 2024) and as non-current liability in the amount of R$70,740 (R$71,955 as of December 31, 2024). For the three-months ended March 31, 2025, the Group incurred in financial costs related to these leases of R$4,933 (R$4,409 in the three-months period ended March 31, 2024).
(iii)The Group monitors closely merchants activity and POS life-time value. If the Group detects inactivity for a certain period, the Group provisions write-off of POS devices associated. During the three-months ended March 31, 2025, the provisions for the net book vale amounted R$37,748 (of which R$110,670 are cost and R$72,922 are accumulated depreciation), in comparison to R$56,163 (of which R$121,601 are cost and R$65,438 are accumulated depreciation) for the three-months ended March 31, 2024.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

12.Intangible assets
a)Intangible assets are composed as follows:

	March 31, 2025
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	5,341,480	(2,737,121)	2,604,359
Software licenses	375,079	(222,894)	152,185
Goodwill	227,066	—	227,066
Other (ii)	70,556	(56,817)	13,739
	6,014,181	(3,016,832)	2,997,349

	December 31, 2024
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	5,042,195	(2,520,174)	2,522,021
Software licenses	369,320	(209,128)	160,192
Goodwill	227,066	—	227,066
Other (ii)	70,569	(53,546)	17,023
	5,709,150	(2,782,848)	2,926,302
(i)The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)The amount refers the recognition of a capital gain with customer portfolio with a fair value, non-compete agreement and softwares relationed to business combinations made by the PagSeguro Group.
The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

On December 31, 2023
Cost	3,887,300	335,561	227,066	70,569	4,520,496
Accumulated amortization	(1,756,871)	(152,123)	—	(40,433)	(1,949,427)
Net book value	2,130,429	183,438	227,066	30,136	2,571,069

On December 31, 2024
Cost	1,154,895	33,759	—	—	1,188,654
Additions (i)	1,154,895	33,867	—	—	1,188,762
Disposals	—	(108)	—	—	(108)
Amortization	(763,303)	(57,005)	—	(13,113)	(833,421)
Amortization	(763,303)	(57,113)	—	(13,113)	(833,529)
Disposals	—	108	—	—	108
Net book value	2,522,021	160,192	227,066	17,023	2,926,302

On December 31, 2024
Cost	5,042,195	369,320	227,066	70,569	5,709,150
Accumulated amortization	(2,520,174)	(209,128)	—	(53,546)	(2,782,848)
Net book value	2,522,021	160,192	227,066	17,023	2,926,302

On March 31, 2025
Cost	299,285	5,759	—	(13)	305,031
Additions (i)	299,823	6,598	—	—	306,421
Disposals	(538)	(839)	—	(13)	(1,390)
Amortization	(216,947)	(13,766)	—	(3,271)	(233,984)
Amortization	(217,093)	(14,600)	—	(3,279)	(234,972)
Disposals	146	834	—	8	988
Net book value	2,604,359	152,185	227,066	13,739	2,997,349

On March 31, 2025
Cost	5,341,480	375,079	227,066	70,556	6,014,181
Accumulated amortization	(2,737,121)	(222,894)	—	(56,817)	(3,016,832)
Net book value	2,604,359	152,185	227,066	13,739	2,997,349
(i)Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as digital payment and digital banking account.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
12. Intangible assets (continued)
The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	March 31, 2025	December 31, 2024

MOIP	148,218	148,218
Concil	20,731	20,731
Netpos	17,158	17,158
Biva Serviços	14,627	14,627
Banco Seguro	12,612	12,612
PagSeguro Tecnologia	6,570	6,570
Zygo	5,768	5,768
Yami	1,382	1,382
Total	227,066	227,066
The recoverable amount of a CGU is determined based on value-in-use calculations, Group tested the recoverability of these assets for the year ended December 31, 2024 and concluded that the book balances of goodwill recorded are recoverable, for March 31, 2025 the Group evaluated and no new indicatives are came, therefore, no provision for impairment of was accounted for.

13. Payables to third parties
Payables to merchants, in the amount of R$10,334,579 (R$11,642,218 as of December 31, 2024) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied.

14. Obligations to FIDC quota holders
In October 2022, 100,000 new senior quotas of the FIDC were issued with a nominal value of R$1,000 each, totaling R$100 million with third party investors.
In November 2024, 1,000,000 new senior quotas of the FIDC were issued with a nominal value of R$1,000 each, totaling R$1 billion with an interest rate of 100% of the CDI plus a fixed rate of 1%. In the same operation, the Group entered swaps to change the interest rate accrual to 108% of the CDI. This operation has a specific objective of protect the risk from interest rate volatility for the investors remuneration changing fixed rates for CDI rates.
Obligations to FIDC quotas holders are being disclosed separately in the amount of R$1,188,411 in March 31, 2025 (R$1,151,384 in December 31, 2024) with an average cost of 108% of CDI (108% of CDI on December 31, 2024). During the three-months ended March 31, 2025 the remuneration refer the FIDC quotas holders amounted to R$37,027 (R$3,666 in the three-months ended March 31, 2024).

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

15.Checking accounts
Checking Accounts are being disclosed separately, consisting of the following balances described below:

	March 31, 2025	December 31, 2024

Banking accounts (i)	9,619,216	10,972,294
Merchant’s payment account (ii)	695,176	1,058,279
	10,314,392	12,030,573
(i)Refers to the balance of the clients maintained in their banking accounts that are invested in Certificate of Deposits with interest of up to 100% of CDI but are only paid on the 30th days anniversary.
(ii)Refers to merchant’s payment account that PagSeguro acquire treasury bonds to comply with certain requirements as mentioned in note 7.
During the three-months period ended March 31, 2025, the average interest cost associated with Checking Accounts amounted to 49% of CDI (58% of CDI on December 31, 2024).

16.Banking issuances

	March 31, 2025	December 31, 2024

Certificate of deposits (i)	16,285,431	17,038,525
Interbank deposits (ii)	7,282,394	7,050,709
	23,567,825	24,089,234
Current	12,955,850	12,677,098
Non-current	10,611,975	11,412,136
(i)During the three-months period ended March 31, 2025, the average interest cost amounted to 106% of CDI (109% of CDI in December 31, 2024). Some deposits have interest rates correlated to the IPCA (Brazilian inflation rates) and fixed rates. For these certificates of deposit, the Group contracts derivative financial instruments (Swaps) with the specific objective of protecting deposits from fluctuations arising from inflation, changing IPCA and fixed rates for CDI rates. More details of financial instruments in note 28.
(ii)During the three-months period ended March 31, 2025, the average interest cost associated amounted to 108% of CDI (110% of CDI on December 31, 2024).
The maturity analysis of banking issuances based on the due date of the agreements (disregarding that some can be withdrawn at any time) is as follows:

	March 31, 2025	December 31, 2024

Due within 30 days	4,270,136	4,289,493
Due within 31 to 120 days	2,952,961	5,258,608
Due within 121 to 180 days	1,290,490	763,642
Due within 181 to 360 days	4,442,263	2,365,355
Due within 361 days or more days	10,611,975	11,412,136
	23,567,825	24,089,234
The changes in the amount were as follows:

On December 31, 2023	16,188,440
Additions	42,437,883
Withdraws	(35,607,575)
Interest	1,070,486
On December 31, 2024	24,089,234
Additions	12,900,157
Withdraws	(13,551,349)
Financial instruments	(18,982)
Interest	148,765
March 31, 2025	23,567,825

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

17. Salaries and social security charges

	March 31, 2025	December 31, 2024

Payroll accruals and profit sharing	185,733	279,092
Social charges	41,615	56,641
Payroll taxes (LTIP) (i)	19,549	50,810
Other	15,032	16,100
	261,929	402,643
(i)Refers to social charges and income tax over LTIP and LTIP goals balances.

18. Taxes and contributions

	March 31, 2025	December 31, 2024

Taxes
Services tax (i)	201,050	201,590
Social integration program (ii)	62,808	61,090
Social contribution on revenues (ii)	403,694	417,265
Income tax and social contribution (iii)	20,547	3,774
Other	25,653	22,357
	713,752	706,076

	March 31, 2025	December 31, 2024

Judicial deposits (iv)
Services tax (i)	(182,886)	(188,449)
Social integration program (ii)	(33,750)	(33,110)
Social contribution on revenues (ii)	(207,692)	(203,755)
	(424,328)	(425,314)
	289,424	280,762
(i)Refers to tax on revenues.
(ii)Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iii)Refers to the income tax and social contribution payable.
(iv)The PagSeguro Group obtained until January 2021 court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i” and “ii” and above.

19. Provision for contingencies
PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, for which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such an assessment considers the opinion of its external legal advisors.

	March 31, 2025	December 31, 2024

Civil	83,299	73,114
Labor	48,233	41,846
	131,532	114,960

Current	72,803	43,820
Non-Current	58,728	71,140

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
19. Provision for contingencies (continued)
Below it is demonstrated the movements of the provision for contingencies in the three-months period ended March 31, 2025:

On December 31, 2023	97,219
Accrual	106,559
Settlement	(35,291)
Reversal	(60,860)
Interest	7,323
On December 31, 2024	114,960
Accrual	26,995
Settlement	(8,183)
Reversal	(5,033)
Interest	2,793
On March 31, 2025	131,532
The PagSeguro Group is party to tax and civil lawsuits involving risks classified as possible losses, for which no provision was recognized as of March 31, 2025, totaling R$1,094,581 (R$996,526 on December 31, 2024). The main tax lawsuits are disclosed below:
On October 15, 2021, Pagseguro Internet was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operation (“IOF”) on intercompany loans, IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$321,676 (R$315,403 on December 31, 2024).
The Group has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions. The Pagseguro Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.
Additionally, the Group has one contingency related to labor taxes in the amount of R$240,035 (R$234,120 on December 31, 2024).

20. Borrowings
The composition of the borrowings are as follows:

Origination date	Due date	Interest rate	March 31, 2025	December 31, 2024

December, 2024	January, 2025	106.6% of the CDI	—	2,513,021
March, 2024	March, 2025	109.9% of the CDI	—	762,078
December, 2024	February, 2025	105.5% of the CDI	—	350,168
March, 2024 (i)	March, 2025	110.2% of the CDI	—	252,287
March, 2025	April, 2025	107.5% of the CDI	2,003,957	—
March, 2025	July, 2025	104.5% of the CDI	801,758	—
December, 2024 (i)	December, 2025	105.0% of the CDI	626,770	643,949
January, 2025 (i)	January, 2026	107.0% of the CDI	938,010	—
			4,370,495	4,521,503
(i)These borrowings were contracted in foreign currencies as mentioned in the note 28.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
20. Borrowings (continued)
The borrowings balance refers to funds for working capital related to the merchant’s prepayment operation and credit underwriting. These borrowings have attractive interest rates and has a substantially very short maturity date, therefore, the decision to raise funds through borrowings is based on market opportunities and financial efficiency regardless of the instrument used.
On March 31, 2025, the Group recorded the net effects of the swap derivatives as a liability in the amount of R$66,848, basically represented by the different foreign exchange rates and interest rate volatility at the time of entering into the borrowings agreements on March 31, 2025. More details of financial instruments are presented in note 28.
The table below demonstrates the changes in the borrowings:

December 31, 2023	Addition	Payment	Financial instruments	Interest	December 31, 2024

189,427	8,883,160	(4,785,598)	59,574	174,940	4,521,503

December 31, 2024	Addition	Payment	Financial instruments	Interest	March 31, 2025

4,521,503	3,748,000	(3,902,982)	(61,547)	65,521	4,370,495

21. Income tax and social contribution
a)Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences assets (ii)	Other temporary differences liability (iii)	Total

Deferred tax
On December 31, 2023	54,236	(4,496)	(729,868)	484,744	(1,537,847)	(1,733,231)
Included in the statement of income	(33,664)	(2,248)	(131,503)	(4,869)	192,147	(23,958)
Included in OCI (iv)	—	—	—	44,442	—	44,442
Other	21,464	—	(2,040)	(1,253)	86	18,257
On December 31, 2024	42,036	(6,744)	(863,411)	479,243	(1,345,614)	(1,694,490)
Included in the statement of income	(1,879)	(620)	(26,432)	(85,063)	19,401	80,016
Included in OCI (iv)	—	—	—	24,784	—	24,784
Other	—	—	—	—	1,134	1,134
On March 31, 2025	40,157	(7,364)	(889,843)	418,964	(1,150,470)	(1,588,556)

Deferred tax asset						85,104
Deferred tax liability						1,673,660
(i)Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.
(ii)The main other assets temporary difference refers to expected credit losses (Note 9) and taxes and contributions (Note 18).
(iii)The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.
(iv)The amount refers mainly to the tax on accounts receivable mark-to-market, more details in note 8.
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
21. Income tax and social contribution (continued)
b)Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three-months ended March 31, 2025 and 2024.

	Three-month ended March 31, 2025
	2025	2024

Profit for the period before taxes	579,908	572,368
Statutory rate	34%	34%
Expected income tax and social contribution	(197,169)	(194,605)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(375)	(712)
R&D and technological innovation benefit - Law 11,196/05 (i)	79,442	53,081
Taxation of income abroad (ii)	52,794	39,818
Recorded (unrecorded) deferred taxes	287	1,345
Other additions (exclusions)	10,205	11,252
Income tax and social contribution expense	(54,816)	(89,821)
Effective rate	9%	16%
Income tax and social contribution - current	(134,832)	(23,325)
Income tax and social contribution - deferred	80,016	(66,496)
(i)Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see note 12.
(ii)Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions, which differs from the Brazilian tax rate of 34% applied for the purpose of this note.

22. Equity
a)Share capital
On March 31, 2025, share capital is represented by 329,608,424 common shares, per value of US$0.000025. Share capital is composed of the following shares for the period ended March 31, 2025:

December 31, 2023 shares outstanding	329,608,424
Treasury shares	12,044,093
Long-term Incentive Plan	3,200,293
Repurchase of common shares	(15,244,386)
December 31, 2024 shares outstanding	329,608,424
Treasury shares	2,404,364
Long-term incentive plan	3,067,643
Repurchase of common shares	(5,472,007)
March 31, 2025 shares outstanding	329,608,424

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
22. Equity (continued)
b)Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares. For the three-months periods ended March 31, 2025, and 2024, the Group recognized the capital reserve movement related to the costs for the establishment of the FIDM and FIDC in the amount of R$559 (R$475 in December 31, 2024) and all the LTIP/LTIP goals shares were delivered with treasury shares.
c)Share based long-term incentive plan (LTIP and LTIP goals)
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.
LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors, modified and ratified on August 7, 2019, February 21, 2020, January 19, 2021, August 16, 2021, and December 22, 2021. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of the Company’s Chairman of the board of directors and two officers of UOL.
The unvested portions of each beneficiary’s LTIP and LTIP goals rights will be settled on each future annual vesting date in cash, Class A common shares or a combination of the two.
This arrangement is classified as equity settled. For the three-months period ended March 31, 2025, the Group recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$29,789 (R$46,768 in the three-months period ended March 31, 2024). On March 31, 2025, the amount of R$19,549 (R$50,810 on December 31, 2024) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 17).
The maximum number of common shares that can be delivered to beneficiaries under the LTIP and LTIP Goals may not exceed 3% and 1% per year, respectively, of the PagSeguro Group’s issued share capital at any time. For the three-months ended March 31, 2025, total shares delivered were 3,067,643 (3,200,293 for the three-months ended March 31, 2024) representing 0.93% of total shares (0.97% for the three-months ended March 31, 2024). Additionally total shares granted were 3,014,205 representing 0.91% of total shares.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
22. Equity (continued)
d)OCI and equity valuation adjustments
The Group recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiaries BCPS, Pagseguro Colombia, Pagseguro Chile, Pagseguro Peru and Pagseguro Mexico which amounted to a loss of R$605 in the three-months period ended March 31, 2025 (loss of R$6 in the three-months period ended March 31, 2024). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The financial investments and compulsory reserve mentioned in note 7 and 8, respectively, was classified at fair value through other comprehensive income. Unrealized accumulated loss on LFTs for the three-months period ended March 31, 2025 totaled R$146 (gain of R$7 in the three-months period ended March 31, 2024) and the unrealized loss in the accounts receivable mark-to-market, net of taxes, in the three-months period ended in March 31, 2025 totaled R$47,920 (R$0 in the three-months period ended March 31, 2024).
The derivative financial instruments mentioned in note 20 were classified at fair value through other comprehensive income. Unrealized fair value adjustment loss on SWAPs, net of taxes, in the three-months period ended March 31, 2025, totaled a loss of R$2,905 (loss of R$647 in the three-months period ended March 31, 2024).
As part of transactions completed in prior years, the PagSeguro Group also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of March 31, 2024).
e)Treasury shares
On August 2024, The Board of directors has authorized a share repurchase program, under which PagSeguro Digital Ltd. may repurchase up to US$200 million in outstanding Class A common shares. The former program (announced in 2018) was concluded after the repurchase of a total amount of US$250 million in Class A common shares. The new repurchase program went into effect immediately and does not have a fixed expiration date. The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the three-months periods ended March 31, 2025:

	Shares	Amount	Average price (US$)

December 31, 2023 treasury shares	13,739,418	760,318	10.51

Repurchase of common shares	15,244,386	784,459	8.93
Long-term incentive plan	(3,200,293)	(177,099)	10.51
December 31, 2024 treasury shares	25,783,511	1,367,677	9.58

Repurchase of common shares	5,472,007	228,270	7.06
Long-term incentive plan	(3,067,643)	(159,803)	9.58
March 31, 2025 treasury shares	28,187,875	1,436,144	9.09

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

23. Earnings per share
a)Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding for the three-months periods ended March 31, 2025 and 2024:

	Three-month ended March 31,
	2025	2024

Profit attributable to stockholders of the Company	525,092	482,547
Weighted average number of outstanding common shares (thousands)	303,580,939	316,939,083
Basic earnings per share - R$	1.7297	1.5225
b) Diluted
Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The shares in the LTIP and LTIP Goals are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	Three-month ended March 31,
	2025	2024

Profit used to determine diluted earnings per share	525,092	482,547
Weighted average number of outstanding common shares (thousands)	303,580,939	316,939,083
Weighted average number of shares that would have been issued at average market price	1,993,665	4,246,583
Weighted average number of common shares for diluted earnings per share (thousands)	305,574,604	321,185,666
	1.7184	1.5024
The weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares).

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

24. Total revenue and income

	Three-month ended March 31,
	2025	2024

Gross amount from transaction activities and other services (i)	2,308,733	2,684,351
Gross financial amount (ii)	2,750,635	1,882,382
Gross other financial amount (iii)	213,262	149,211
Total gross amount	5,272,630	4,715,944

Deductions from gross amount from transactions activities and other services (iv)	(294,811)	(315,001)
Deductions from gross financial amount (v)	(53,341)	(50,386)
Deductions from gross other financial amount (vi)	(74,322)	(44,132)
Total deductions from gross amount	(422,474)	(409,519)

Total revenue and income	4,850,156	4,306,425
(i)Includes mainly intermediation fee, membership fee and credit operations revenues.
(ii)Includes income from early payment of notes payable to third parties.
(iii)Includes (a) interest of financial investments and (b) gain on exchange variation.
(iv)Deductions consist of transactions taxes.
(v)Deductions consist of taxes on financial income.
(vi)Deductions consist of taxes on other financial income.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

25. Expenses by nature

	Three-month ended March 31,
	2025	2024

Transactions costs (i)	(1,715,424)	(1,626,540)
Marketing and advertising	(210,274)	(209,303)
Personnel expenses (ii)	(347,846)	(334,681)
Financial costs (iii)	(1,177,779)	(827,133)
Total losses (iv)	(83,451)	(102,737)
Depreciation and amortization (vi)	(439,008)	(371,514)
Other (v)	(296,466)	(262,149)
	(4,270,248)	(3,734,057)

Classified as:
Cost of services	(2,360,174)	(2,170,702)
Selling expenses	(423,105)	(437,427)
Administrative expenses	(242,948)	(230,616)
Financial costs	(1,177,823)	(827,133)
Other income (expenses), net	(66,198)	(68,179)
	(4,270,248)	(3,734,057)
(i)The increase is mainly represented by: (i) costs related to interchange fees of card issuers in the amount of R$1,445,738 in the three-months periods ended March 31, 2025 (R$1,334,229 in the three-months periods ended March 31, 2024), (ii) card scheme fees in the amount of R$250,289 in the three-months periods ended March 31, 2025 (R$257,019 in the three-months periods ended March 31, 2024).
(ii)Personnel expenses includes compensation expenses in the amount of R$22,667 related to the LTIP and LTIP goals for the three-months periods ended March 31, 2025 (R$41,441 for the three-months periods ended March 31, 2024). Personnel expenses, include capitalization of LTIP and LTIP goals in the amount of R$28,408 in the three-months periods ended March 31, 2025 (R$30,551 in the three-months periods ended March 31, 2024).
(iii)Relates to: (i) the early collection of receivables, which amounted to R$158,169 in the three-months periods ended March 31, 2025 (R$162,041 in the three -months periods ended March 31, 2024), (ii) interest of deposits and banking accounts which amounted to R$847,208 in the three-months period ended March 31, 2025 (R$628,604 in the three -months periods ended March 31, 2024), (iii) interest of borrowings which amounted to R$65,520 in the three-months period ended March 31, 2025 (R$3,726 in the three-months period ended March 31, 2024).
(iv)Total losses refer to amounts recognized during the three-months periods ended March 31, 2025 related to: (i) card processing operations (acquiring and issuing) and losses on digital accounts in the amount of R$62,388 in the three-months periods ended in March 31, 2025 (compared to R$72,116 in the three-months periods ended March 31, 2024) and (ii) Provision for delinquency rate of credit portfolio in the amount of R$21,063 in the three-months periods ended in March 31, 2025 (R$30,621 in the three-months periods ended March 31, 2024).
(v)For the three-months periods ended on March 31, 2025, the amount is impacted by R$37,709 (R$56,163 for the three-months period ended March 31, 2024) related to provision of POS devices, as described in note 11. The increase is mainly impacted by higher consumption of software, cloud and consulting services which amounted to R$204,969 in the three-months period ended March 31, 2025 (R$154,319 in the three-months period ended March 31, 2024).
(vi)Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	Three-month ended March 31,
	2025	2024

Depreciation
Cost of sales and services (i)	(215,551)	(189,398)
Selling expenses	(1,665)	(37)
Administrative expenses	(6,850)	(6,799)
	(224,066)	(196,234)
Amortization
Cost of sales and services	(228,411)	(184,438)
Administrative expenses (ii)	(6,561)	(7,123)
	(234,972)	(191,561)
PIS and COFINS credits (iii)	20,030	16,281
Depreciation and amortization expense, net	(439,008)	(371,514)
(i)The depreciation of POS in the three-months periods ended March 31, 2025 amounted to R$206,560 (R$180,101 in the three-months periods ended March 31, 2024).
(ii)Included in this amount are LTIP and LTIP Goals in the amount of R$15,590 in the three-months ended March 31, 2025 (R$13,168 for the three-months ended March 31, 2024). Additionally, has assets amortizations of acquired companies in the amount of R$5,408 in the three-months periods ended March 31, 2025 (R$5,408 in the three-months periods ended March 31, 2024).
(iii)PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expenses.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

26. Financial instruments by category
The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.
The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance.
The PagSeguro Group believes that the financial instruments recognized in these consolidated interim financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
26. Financial instruments by category (continued)
The PagSeguro Group classifies its financial instruments into the following categories:

	March 31, 2025	December 31, 2024

Financial assets
Amortized cost:
Cash and cash equivalents	954,123	927,668
Financial investments	366,728	362,979
Accounts receivables	53,515,474	57,984,253
Compulsory reserve	3,889,734	4,627,645
Other receivables	306,599	284,367
Judicial deposits	81,035	79,591
Receivables from related parties	31,807	31,849
Fair value through other comprehensive income
Accounts receivables	2,776,475	1,819,020
Financial investments	291,637	124,945
Compulsory reserve	137,792	133,759
Derivative financial instruments	—	58,470
Fair value through profit or loss
Derivative financial instruments	809	—
	62,352,213	66,434,545

Financial liabilities	March 31, 2025	December 31, 2024
Amortized cost:
Payables to third parties	10,334,579	11,642,218
Obligations to FIDC quota holders	1,188,411	1,151,384
Checking accounts	10,314,392	12,030,573
Trade payables	559,658	663,229
Payables to related parties	1,059,525	1,131,246
Banking Issuances	23,567,825	24,089,234
Borrowings	4,370,495	4,521,503
Deferred revenue	133,224	145,428
Other liabilities	200,555	198,734
Fair value through profit or loss
Derivative financial instruments	42,943	67,181
Fair value through other comprehensive income
Derivative financial instruments	66,848	2,788
	51,838,455	55,643,518

27. Financial risk management
The PagSeguro Group’s activities expose it to a variety of financial risks: market risk, fraud risk (total losses), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Pagseguro Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
27. Financial risk management (continued)
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Pagseguro Group’s exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Pagseguro Group conducted a sensitivity analysis for the following twelve months of the interest rate risks to which the financial instruments are exposed as of March 31, 2025. For this analysis, the Pagseguro Group adopted a scenario maintaining the actual interest rates of 14.15% for the CDI and two simulations with a 100 bps increase and a probable scenario for 2025 interest rates of 14.90% of the CDI. As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities, banking accounts and interbank deposits) would be impacted as follows:

Transaction	Interest rate risk	Book value	Scenario with maintaining of CDI (14.15%)	Simulated scenario with increase to 15.15%	Probable scenario with increase to 14.90%

Short-term investment	100% of CDI	425,889	60,263	64,522	63,457
Financial investments	100% of CDI	658,365	93,159	99,742	98,096
Compulsory reserve	100% of CDI	4,027,526	569,895	610,170	600,101
Certificate of deposit	109% of CDI	16,285,431	(2,511,783)	(2,689,295)	(2,644,917)
Certificate of deposit - related party	105% of CDI	983,914	(146,185)	(156,516)	(153,933)
Interbank deposits	110% of CDI	7,282,394	(1,133,505)	(1,213,611)	(1,193,584)
Banking accounts	49% of CDI	10,314,392	(715,148)	(765,689)	(753,054)
Borrowings	106% of CDI	4,370,495	(655,531)	(701,858)	(690,276)
Obligations to FIDC quota holders	108% of CDI	1,188,411	(181,613)	(194,448)	(191,239)
Total			(4,620,448)	(4,946,983)	(4,865,349)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Pagseguro Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. The Company’s risk is mainly related to POS purchases. Pagseguro Tecnologia, BCPS, PSGP Mexico, Pagseguro Colombia, Pagseguro Chile and Pagseguro Peru that have revenues in other currencies and cash and cash equivalents maintained in other countries foreign currency exposure generated in companies like PagSeguro Colombia, PagSeguro Chile, are being hedged through a non-derivative forward.
Equity price risk
The Pagseguro Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of March 31, 2025, and December 31, 2024, the exposure to equity price from such investments was not material.
Fraud risk (chargeback)
The PagSeguro Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
(i)The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.
(ii)The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group’s ability to avoid new frauds. PagSeguro’s expenses with chargebacks are disclosed in note 25.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
27. Financial risk management (continued)
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Pagseguro Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for the customers background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring; and
(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii)Card issuers with a high level of risk, which are assessed by the committee at monthsly meetings.
PagSeguro Group has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.
A process for monitoring the portfolio’s risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.
Liquidity risk
The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines in order to obtain borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On March 31, 2025, PagSeguro Group held cash and cash equivalents of R$954,123 (R$927,668 on December 31, 2024).

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
27. Financial risk management (continued)
The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

On March 31, 2025
Payables to third parties	5,483,111	3,022,118	841,513	901,813	86,024
Checking accounts	10,436,876	—	—	—	—
Obligations to FIDC quota holders	—	—	149,714	—	1,211,167
Trade payables	537,558	22,018	26	56	—
Payables to related parties	—	75,610	—	6,098	1,124,473
Borrowings	2,029,297	832,173	—	1,742,859	—
Banking issuances	4,323,880	3,064,458	1,371,701	4,945,456	12,214,721

On December 31, 2024
Payables to third parties	7,408,721	2,902,945	607,624	638,359	84,570
Checking accounts	12,153,386	—	—	—	—
Obligations to FIDC quota holders	—	—	—	147,729	1,151,767
Trade payables	590,500	72,092	347	291	—
Trade payables to related parties	—	70,285	—	50,460	1,142,913
Borrowings	2,540,481	1,409,264	—	707,278	—
Banking issuances	4,337,470	5,435,056	806,348	2,603,457	12,943,828
Social, environmental and climate risks
Social, environmental and climate risks are the possibility of losses due to exposure to events of social, environmental and/or climate origin related to the activities carried out by the PagSeguro Group. Management evaluated the social, environmental and climate factors in which its businesses are inserted and considers them to have a low impact on the creation of shared value in the short, medium, and long term.
In the specific case of climate risks, they are divided into two categories: (i) physical risks, stemming from changes in weather patterns, such as increased rainfall, droughts, and extreme climate events, and (ii) transition risks, related to impacts associated with adaptation to a low-carbon economy, including new regulations, technological changes, and shifts in consumer preferences. For the purposes of climate risk analysis, the Group uses the Task Force on Climate-related Financial Disclosures (TCFD) methodology and the methodologies within the Central Bank’s regulatory framework.
Despite this, to mitigate social, environmental and climate risks, actions are carried out to analyze processes, risks and controls, follow up on new rules related to the topic and record occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, mitigation, monitoring and reporting of assessed risks complement the management of this risk at the PagSeguro Group.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

28. Derivative financial instruments designated to hedge accounting
The Pagseguro Group trades derivative financial instruments (SWAPs) to manage its overall exposures (foreign currency, inflation index and interest rate).
i)Cash flow hedge
In December 2024 and January 2025, the PagSeguro Group entered in an EU€100 million and EU€150 million borrowings agreements, respectively, with a maturity of one-year from the execution date and the payments will be made with a single instalment as the due date. In both operations, the Company contracted into a swaps, with the specific objective to protect said borrowings from fluctuations arising from exchange variation, changing the risk to CDI. All the amounts are covered with the derivatives and the same due date is applied.
Below is the composition of the derivative financial instrument’s portfolio by type of instrument, asset value, liability value and fair value, financial instrument and MTM registered in OCI:

March 31, 2025
Risk factor	Liabilities (i)	Financial instruments (ii)	Fair value	MTM

Swap of currency EUR	(628,021)	(29,878)	(29,716)	(162)
Swap of currency EUR	(939,442)	(35,251)	(35,061)	(190)

December 31, 2024
Risk factor	Liabilities (i)	Financial instruments (ii)	Fair value	MTM

Swap of currency EUR	(644,960)	2,437	7,024	(4,587)
Swap of currency USD	(253,098)	55,467	47,760	7,707
(i)The amounts include taxes that was presented in taxes and contributions.
(ii)In the balance sheet the amounts presented in derivative financial instruments include others financial instruments not-designated to hedge accounting.
ii)Fair value hedge
The PagSeguro Group issued certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates) and interest fixed rates. For these certificates of deposits, the Group entered into swaps with the specific objective of protecting said deposits from fluctuations arising from inflation and high interest rates, changing them for CDI rates. All the amounts, which include principal and interest, are covered and the same due dates are applied. Below is the composition of the derivative financial instrument portfolio by type of instrument, liability value and fair value, financial instrument and MTM registered in profit and loss.

March 31, 2025
	Asset (Liability)	Financial instruments (i)	Fair value	MTM

Payroll loans portfolio	505,454	(1,163)	(725)	(438)
Fixed rated CDB	(8,703,687)	(41,771	(33,807)	(7,934)

December 31, 2024
	Asset (Liability)	Financial instruments (i)	Fair value	MTM

Payroll loans portfolio	697,913	2,025	(694)	2,719
Fixed rated CDB	(9,887,820)	(57,453)	(29,178)	(28,275)
(i)In the balance sheet the amounts presented in derivative financial instruments include others financial instruments not-designated to hedge accounting.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
28. Derivative financial instruments designated to hedge accounting (continued)
The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks, Additionally, as the main financial assets and financial liabilities of the Group are measured by CDI, the PagSeguro Group’s strategy is to change any other risk factors to CDI. The PagSeguro Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Group performs the hedging account effectiveness as each reporting date test and for the three-months period ended March 31, 2025 and the year ended December 31, 2024, these tests were effective.

29. Non-cash transactions

	Three-month ended March 31,
	2025	2024

Non-cash operation activities
MTM of financial assets	(72,894)	7

Non-cash investing activities
Property and equipment acquired through lease	6,802	1,749

30. Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).
The PagSeguro Group believes that the financial instruments recognized in these consolidated interim financial statements at their carrying amount are substantially similar to its fair value. Regarding financial assets, they are comprised by accounts receivable from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform comprised of transactions approved by large financial institutions in the normal course of business. The financial investments are represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 in 2025.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)
30. Fair value measurement (continued)
The following table provides the fair value measurement hierarchy of PagSeguro Group’s financial assets and financial liabilities as of March 31, 2025:

	March 31, 2025
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	28,903	925,220	—
Financial investments	291,637	366,728	—
Compulsory reserve	4,027,526	—	—
Accounts receivable	—	56,291,950	—
Derivative financial instruments	—	809	—
Other receivables	—	306,599	—
Judicial deposits	—	81,035	—
Receivables from related parties	—	31,807	—
Financial liabilities
Payables to third parties	—	10,334,579	—
Checking accounts	—	10,314,392	—
Obligations to FIDC quota holders	—	1,188,411	—
Trade payables	—	559,658	—
Payables to related parties	—	1,059,525	—
Banking issuances	—	23,567,825	—
Borrowings	—	4,370,495	—
Derivative financial instruments	—	109,791	—
Deferred revenue	—	133,224	—
Other liabilities	—	200,555	—

	December 31, 2024
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	27,730	899,938	—
Financial investments	124,945	362,979	—
Compulsory reserve	4,761,404	—	—
Accounts receivable	—	59,803,273	—
Derivative financial instruments	—	58,470	—
Other receivables	—	284,367	—
Judicial deposits	—	79,591	—
Receivables from related parties	—	31,849	—
Financial liabilities
Payables to third parties	—	11,642,218	—
Checking accounts	—	12,030,573	—
Obligations to FIDC quota holders	—	1,151,384	—
Trade payables	—	663,229	—
Payables to related parties	—	1,131,246	—
Deposits	—	24,089,234	—
Derivative financial instruments	—	4,521,503	—
Borrowings	—	69,969	—
Deferred revenue	—	145,428	—
Other liabilities	—	198,734	—

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2025 and for the three-months periods ended March 31, 2025 and 2024
(All amounts in thousands of reais unless otherwise stated)

31. Subsequent events
In April 2025, the PagSeguro Group paid R$2,023 million related a short-term borrowings contracted in March 2025.
In April 2025, the PagSeguro Group constituted a new company as a subsidiary of PSHC called PSGP México Aggregator S. de R.L. de C.V (“PBMX”).
In April 2025, the PagSeguro Group repurchased 2,742,840 shares in the total amount of R$126,009 and the average price of US$7.80.
On May 13, 2025, the Company’s Board of Directors approved the payment of a cash dividend of US$0.14 per common share of the Company. The dividend will be paid on June 6, 2025, to shareholders of record as of May 23, 2025. In addition, the Board of Directors approved the immediate cancelation of 23,930,715 common shares held in treasury. As a result of the cancellation PagSeguro’s share capital will be comprised of 185,218,201 Class A common shares (including 7,000,000 shares held in treasury) and 120,459,508 Class B common shares.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 13, 2025

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer